                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines

first half 2003 results

Earnings improved: first half 2003 growth raised and ratios increased

Net financial borrowings show no increase following completion of merger compared to 31 December 2002

Debt forecast to fall to approximately 30 billion euros by end of 2004

In excess of 10 billion euros distributed to the market since September 2001: 5.3 billion euros through PTO and 4.7 billion euros through dividends

TELECOM ITALIA GROUP

First half 2003 results take into account the 4 August 2003 merger of Telecom Italia SpA into Olivetti SpA, with bookkeeping and fiscal effect from 1 January 2003, in addition to the financial effects generated by the share withdrawal and PTO

REVENUES: 15,149 MILLION EUROS (DOWN 2.5% COMPARED WITH THE FIRST HALF OF 2002); UP 5.4% EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE CONSOLIDATION AREA

GROSS OPERATING RESULT: 6,921 MILLION EUROS (UP 1.1% COMPARED WITH THE FIRST HALF OF 2002); UP 3.4% EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE CONSOLIDATION AREA

GROSS OPERATING RESULT/REVENUES RATIO: 45.7%

(44.1% FOR THE FIRST HALF OF 2002)

PRE-GOODWILL OPERATING INCOME: 4,263 MILLION EUROS (UP 4.9% COMPARED WITH THE FIRST HALF OF 2002)

OPERATING INCOME: 3,281 MILLION EUROS (UP 9.8% COMPARED WITH THE FIRST HALF OF 2002); UP 8.4% EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE CONSOLIDATION AREA

OPERATING INCOME/REVENUES RATIO: 21.7%

(19.2% FOR THE FIRST HALF OF 2002)

CONSOLIDATED NET INCOME: 1,056 MILLION EURO PROFIT

(511 MILLION EURO LOSS FOR THE FIRST HALF OF 2002)

NET FINANCIAL BORROWINGS: 37,444 MILLION EUROS (UP 4,045 MILLION EUROS COMPARED WITH 31 DECEMBER 2002) BEFORE DISPOSALS TAKING PLACE AFTER CLOSURE OF FIRST HALF ACCOUNTS

NET FINANCIAL BORROWINGS, POST THE MERGER AND COMPLETION OF DISPOSALS TAKING PLACE SUBSEQUENT TO CLOSURE OF THE FIRST HALF 2003 ACCOUNTS, DOWN TO 35,644 MILLION EUROS FROM 35,816 MILLION EUROS AT 31 DECEMBER 2002 (INCLUSIVE OF JP MORGAN PUT OPTION)

FREE CASH FLOW: 4,850 MILLION EUROS (UP 670 MILLION EUROS COMPARED WITH THE FIRST HALF OF 2002), CORRESPONDING TO 32% OF REVENUES

TELECOM ITALIA SPA

First half 2003 figures are presented with a comparison to first half 2002 figures which have been recalculated on the basis of the effects of the merger of Telecom Italia SpA into Olivetti SpA, as estimated from 1 January 2002

REVENUES: 8,035 MILLION EUROS (DOWN 4.7% COMPARED WITH THE FIRST HALF OF 2002); HOWEVER, RECALCULATING FROM 1 JANUARY 2002 THE EFFECTS OF THE MERGER WITH TI LAB AND THE TRANSFER OF INTERNATIONAL WHOLESALE SERVICES TO TELECOM ITALIA SPARKLE, REVENUES ROSE BY 81 MILLION EUROS (1%)

GROSS OPERATING RESULT: 3,637 MILLION EUROS (DOWN 2.4% COMPARED WITH THE RECALCULATED FIRST HALF 2002 FIGURES ); ASSUMING THE EFFECTS OF THE MERGER WITH TI LAB AND THE TRANSFER TO TELECOM ITALIA SPARKLE, THE GROSS OPERATING RESULT IMPROVED BY 27 MILLION EUROS (0.7%)

GROSS OPERATING RESULT/REVENUES RATIO: 45.3%

(44.2% FOR THE FIRST HALF OF 2002)

OPERATING INCOME: 2,084 MILLION EUROS (UP 1.5% COMPARED WITH THE RECALCULATED FIRST HALF 2002 FIGURES); ASSUMING THE EFFECTS OF THE MERGER WITH TI LAB AND THE TRANSFER TO TELECOM ITALIA SPARKLE, OPERATING INCOME ROSE BY 106 MILLION EUROS (5.4%)

OPERATING INCOME/REVENUES RATIO: 25.9%

(24.4% FOR THE FIRST HALF OF 2002)

NET INCOME: 1,580 MILLION EUROS

(1,238 MILLION EUROS FOR THE FIRST HALF OF 2002)

NET FINANCIAL BORROWINGS: 36,133 MILLION EUROS

(UP 5,511 MILLION EUROS COMPARED WITH 31 DEC. 2002)

Milan, 2 September, 2003 – At today’s meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, examined the Group and Parent company accounts for the first half of 2003.

Telecom Italia Group first half 2003 results

Revenues fell by 2.5% to 15,149 million euros (15,543 million euros for the same period in 2002). However, underlying growth was equal to 5.4% (up 777 million euros), excluding unfavourable exchange-rate fluctuations (627 million euros) and changes to the area of consolidation (544 million euros). Growth was driven particularly by good performances from the Mobile Business Unit and increased revenues from the Wireline Business Unit.

The gross operating result, at 6,921 million euros, registered 1.1% growth (an additional 74 million euros) compared with the first half of 2002. Underlying growth corresponded to 3.4% (230 million euros), excluding exchange-rate fluctuations (-123 million euros) and changes to the area of consolidation (-33 million euros). The gross operating result was equivalent to 45.7% of revenues (44.1% for the first half of 2002). The figure for the second quarter came in even higher, at 46%.

Excluding the amortization of consolidation differences (goodwill), the operating result amounted to 4,263 million euros, a rise of 4.9% (198 million euros) compared with the first half of 2002.

Operating income rose by 9.8% compared with the first half of 2002 (up 294 million euros) to 3,281 million euros. Underlying growth corresponded to 8.4%. As a proportion of revenues, operating income rose from 19.2% for the first half of 2002 to 21.7% for the first half of 2003.

The consolidated net result for the first half of 2003 was a 1,056 million euro profit (and a 1,592 million euro profit prior to minority interests). The first half 2002 consolidated net result, by way of comparison, was a 511 million euro loss.

Comparing on equivalent terms – by adding to the parent company first half 2002 figures the minority share of the results taken on through the merger equal to 479 million euros -   the consolidated net result corresponds to a 32 million euro loss.

The significant increased result (+1,567 million euros) is due to an improved operating results, an improved balance in terms of financial income and expenses and of equity investments (+517 million euros), an improved tax position (+1,134 million euros), attributable to deferred tax assets of 1,286 million euros that have become recoverable due to the merger, and lower net income attributable to minority interests (+564 million euros). These improvements are offset by the decline in the balance of extraordinary income and expense (-942 million euros). The latter downswing is due essentially to the fact that the first half of 2002 benefited from gains on the sale of equity investments.

Operating free cash flow was equal to 4,850 million euros, after a 670 million euro rise (16%) compared with the first half of 2002. This is equivalent to 32% of revenues (26.9% over the same period in 2002).

Net financial borrowings stood at 37,444 million euros, a 4,045 million euros increase compared with 31 December 2002 (33,399 million euros). This rise was brought about by the repercussions of share withdrawals and the public tender offer (5,285 million euros), in addition to dividend payouts (1,049 million euros).

At 30 June 2003, 82% of debt fell due beyond one year (33,868 million euros). This compares with 83% at 31 December 2002.

Taking into account the sale of the “New” Seat Pagine Gialle company (including the acquisition of shares from the "Old" Seat company, which was subject to put/call options with JP Morgan), and the sale of a number of real estate assets to Lastra (for which the completion date fell after the closure of the first half 2003 accounts), net financial borrowings were reduced to 35,644 million euros, from 35,816 million euros at 31 December 2002, inclusive of the JP Morgan put option.

No further debt burden has been incurred in the process of streamlining the control structure. By the end of 2004, Telecom Italia Group borrowings are forecast to shed a further 5 billion euros, and reach a level of 30.6 billion euros.

During the same period as it has brought down its borrowings by some 8 billion euros, since September 2001 the Telecom Italia Group has distributed 10.3 billion euros to the market, inclusive of dividend payouts (4.7 billion euros), the public tender offer (5.3 billion euros) and share buybacks (0.3 billion euros).

Headcount at 30 June 2003 corresponded to 102,541, (down 4,079 on the 31 December 2002 figure).

Telecom Italia SpA first half 2003 results

Revenues fell by 4.7% compared with the recalculated first half 2002 data (down 395 million euros) to 8,035 million euros. However, revenues rose by 1% or 81 million euros, if the effects of the merger with TI LAB and the transfer to Telecom Italia Sparkle of the “International Wholesale Services” going concern is recalculated from 1 January 2002.

The gross operating result, at 3,637 million euros, registered a 2.4% drop compared with the recalculated first half 2002 figures (down 88 million euros). The gross operating result corresponded to 45.3% of revenues (44.2% as per the recalculated first half 2002 figures). If the effects of the merger with TI LAB and the transfer to Telecom Italia Sparkle are backdated to 1 January 2002, the gross operating result posted a 27 million euro (0.7%) rise.

Operating income posted 1.5% growth to 2,084 million euros compared with the recalculated first half 2002 figures (a rise of 30 million euros). Operating income corresponded to 25.9% of revenues (24.4% as per the recalculated first half 2002 figures). If the effects of the merger with TI LAB and the transfer to Telecom Italia Sparkle are recalculated from 1 January 2002, operating income grew by 106 million euros (5.4%).

The company closed the first half of 2003 with net profits of 1,580 million euros, a rise of 342 million euros on the recalculated first half 2002 figures. This was achieved through operational improvements (a further 30 million euros) and positive fiscal effects (up 1,739 million euros) as a result of deferred tax assets (1,286 million euros) to which the company is eligible following the merger, partially offset by a lower balance generated by financial management and extraordinary items.

Net financial borrowings amounted to 36,133 million euros. The 5,511 million euro rise compared with the recalculated year-end 2002 figures (30,622 million euros) is principally owing to the effects of the public purchase offer brought by incorporating company Olivetti SpA for the ordinary and savings shares of the company being incorporated, Telecom Italia SpA, and the withdrawal of Olivetti SpA shareholders, which totalled 5,285 million euros.

Events occurring after 30 June 2003

The main events that took place subsequent to closure of the first half 2003 accounts are as follow:

REAL ESTATE SALE TO LASTRA (FMP GROUP)

The disposal, announced on 20 June 2003, of a number of selected real estate assets to Lastra Holding B.V., a company owned by the Five Mounts Properties (FMP) Group, was completed on 21 July. The deal is worth approximately 355 million euros, and enables the Telecom Italia Group to bring down its consolidated net borrowings by this same amount.

SEAT PG: DIVISION DEED DRAWN UP AND SALE OF DIRECTORIES COMPLETED

In August the Seat Pagine Gialle SpA company (the “Company being divided”) was partially and proportionally spun off, with the subsequent transfer to a newly founded company (“New SEAT”) of the going concerns principally consisting of the Directories business (telephone directory publishing in Italy, plus equity stakes in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata Group). The company left after the division has changed its name to Telecom Italia Media SpA; the New SEAT entity is now known as “Seat Pagine Gialle SpA”.

In the second quarter of 2003 Telecom Italia initiated procedures for the divestment through competitive tender of its controlling equity stake in the Seat Pagine Gialle recipient company. Prior to this transaction, 710,770,200 shares from the “Old” Seat Pagine Gialle shares were acquired, as per the existing put/call options with JP Morgan, for an aggregate outlay of 2,255 million euros.

Disposal of 61.5% of the “New” Seat company was completed on 8 August to a consortium whose members are BC Partners, CVC Capital Partner, Permira and Investitori Associati. The disposal price was set at €0.598 per share, which was calculated on the basis of a valuation of New SEAT’s enterprise value at approximately 5.65 billion euros. In consequence, the sale price therefore corresponds to 3,033 million euros. Given New SEAT’s estimated debt, equal to some 700 million euros at the moment that the disposal is completed, the transaction enabled the Telecom Italia Group to bring down its consolidated net borrowings by approximately 3.7 billion euros.

100% HANSENET EQUITY STAKE ACQUISITION

On 29 July Telecom Italia signed an agreement with e.Biscom regarding the acquisition of 100% of German company HanseNet Telekommunikation GmbH. This acquisition is part of the Wireline Division’s plans to expand broadband service offerings to a selection of high growth European cities. Execution of the agreement is dependent upon approval by the relevant regulatory authorities, and entails an outlay of approximately 250 million euros.

PAGINE ITALIA AGREEMENT

On 31 July Telecom Italia and Pagine Italia agreed not to pursue the accords reached in September 2002 concerning the sale of this branch of the Pagine Utili company. This move required Telecom Italia to pay a consideration of 55 million euros, for which provisions have already been made in the first half 2003 company accounts.

MEGABEAM ACQUISITION

In March 2003 Telecom Italia finalized the contract regarding the acquisition of a 100% equity stake in Megabeam Italia SpA, Italy’s first wireless internet service provider, for a consideration of 11.5 million euros. On 7 August the Italian Competition Regulatory Authority gave its authorization for the acquisition of the Wi-Fi networking services company.

In order for the transaction to go ahead, Telecom Italia and Megabeam are obliged to respect a number of specific conditions, notably:

- renunciation of any exclusive rights regarding Wi-Fi service provision, the installation and use of R-LAN infrastructure;

- all Wi-Fi service operations must be undertaken through a separate company;

- an obligation to enter into roaming contracts with other carriers under fair and non-discriminatory terms and conditions.

ALLIANCE WITH TELEFÓNICA MÓVILES, T-MOBILE INTERNATIONAL AND ORANGE

On 1 August TIM entered into a four-carrier cooperation agreement (TIM, Orange SA, T-Mobile and Telefónica Móviles) under the terms of the alliance announced on 7 April 2003, which was created to supply customers with combined offerings and high standard products and services in the countries where the four telephone companies operate. The partnership will lead to the development of joint solutions; it will combine the technological and commercial strengths of the four companies, and has the potential to create the world’s largest customer base, numbering some 170 million customers in 15 nations and on three continents.

First half 2003 Business Unit results

WIRELINE

First half 2003 headline data from Wireline, Telecom Italia’s fixed-line network services business unit, show strong growth in operations and earnings compared with the same period during the preceding year.

Revenues on the up

Revenues posted 1.7% growth over the first half of 2002 to 8,552 million euros, consolidating the turnaround in revenues that commenced in the first quarter of 2003.

Growth was driven by an effective presence in the core telephony market, where flat voice line contracts now exceed 5.5 million, corresponding to a 21% penetration of the customer base; the call traffic market share has also remained firm during 2003.

Broadband and innovative data service markets continued to register significant growth. Broadband accesses now number 1,375,000; growth (525,000 accesses) is running at twice the rate recorded during the second half of 2002.

Significant growth was posted in business customer data services. Innovative data services recorded a 46% increase compared with the first half of 2002. This more than offset the drop in traditional data services and leased lines – two areas that are subject to price regulation and are suffering from the migration to innovative solutions.

Lastly, VAS service revenue posted growth of 37% compared with the first half of 2002: telephony and data VAS rose respectively by 42% and 22% compared with the first half of last year.

Ratios improving

The gross operating result registered 2.1% growth compared with the first half of 2002 to 3,982 million euros. This corresponded to 46.6% of revenues, as against 46.4% for the first half of last year.

Operating income rose by 1.9% compared with the first half of last year to 2,441 million euros. As a ratio of revenues, operating income corresponded to 28.5%, the same figure achieved during the corresponding period during the preceding year (up 28.5%).

Investment

During the first half of the year Wireline continued to be committed to significant capital expenditure in support of innovative service development: investments totalled 1,071 million euros, 7% more than during the first half of 2002.

MOBILE AND INTERNET & MEDIA

Mobile and Internet & Media business unit figures for the first half of 2003 are being issued in press releases circulated on 1 September 2003, after they have been examined by the relevant TIM and Telecom Italia Media Board Meetings.

SOUTH AMERICA (CHILE AND BOLIVIA)

Revenues amounted to 564 million euros, 22.8% (167 million euros) down on the first half of 2002. This fall may be ascribed to exchange-rate fluctuations, which had an aggregate negative impact of some 192 million euros. Stripping out these fluctuations, revenues recorded a 3.4% rise compared with the same period in 2002.

The gross operating result, which was equal to 190 million euros, suffered a 56 million euro fall (down 22.8%) compared with the first half of 2002, owing to exchange-rate fluctuations. Excluding these fluctuations, the gross operating result registered 2.8% growth. This corresponded to 33.7% of revenues, and matched the figure recorded during the same period in 2002.

Operating income, at 61 million euros, fell by 24 million euros (28.2%) compared with the first half of 2002, once again as a result of exchange-rate fluctuations. Excluding these fluctuations, operating income was pegged back by 3.5% compared with the same period in 2002. Operating income corresponded to 10.8% of revenues (11.6% for the first half of 2002).

 INFORMATION TECHNOLOGY MARKET

The first half of 2003 was characterized by a downturn in the Information Technology services market. Prices to top clients fell dramatically, and new contract and customer acquisition was undertaken at prices below those achieved in the past. Actions are ongoing to enhance overall efficiency and bring down costs, especially at Finsiel SpA and its principal subsidiaries.

With effect from 1 January 2003, the Netikos Group, Webegg Group and Eustema SpA were merged into the IT Market Business Unit (previously consolidated as part of the IT Group Business Unit). SOGEI SpA (consolidated for the first half of 2002) and Consiel SpA (consolidated for the first eight months of 2002) both left the area of consolidation in 2002.

Revenues of 358 million euros were down 17 million euros compared with the same period in 2002 on an equivalent consolidation basis. This change principally reflects lower Government and Enterprise operations business volumes and reduced prices. Lower revenues were, however, offset by improved business performance at Tele Sistemi Ferroviari (TSF) and the consolidation of Eustema.

The gross operating result was equal to 30 million euros (38 million euros for the first half of 2002); operating income amounted to 9 million euros on an equivalent consolidation area basis. These reduced figures were brought about by the aforementioned drop in prices charged to Finsiel’s principal clients.

Capital expenditure (15 million euros) remained on a par with the corresponding period in 2002. The headcount figure of 5,457 was 49 lower than at 31 December 2002.

INFORMATION TECHNOLOGY GROUP

On 1 January 2003, IT Telecom SpA took over the operations of merged companies Netsiel SpA, Saritel SpA, Sodalia SpA and Telesoft SpA.

From that same date the TI Lab Group and Loquendo (in addition to the Netikos Group, Webegg Group and Eustema) ceased to be consolidated as IT Group operating businesses. Epiclink SpA entered the consolidation area on 1 January 2003; though still under Telecom Italia SpA control, it is managed by IT Group.

Data for 2002 have been recalculated on equivalent terms. Revenues totalled 465 million euros, up 57 million euros (14%) compared with the first half of 2002. The gross operating result of 24 million euros was impacted by the price squeeze in 2003 (46 million euros for the first half of 2002); capital expenditure amounted to 60 million euros (40 million euros for the first half of 2002), and real estate and infrastructure rationalization continues.

Headcount at 30 June 2003 totalled 4,443, a drop of 596 compared with 31 December 2002. The reduction may principally be ascribed to the disposal of the company unit responsible for Desktop Management services to HP DCS.

OLIVETTI TECNOST

The Olivetti Tecnost Group Business Unit operates principally in digital printing systems and office inkjet products, specialist banking industry applications, trade, gaming and lottery management Information Systems, silicon technology development and manufacturing (ink-jet heads and MEMS), document management services, and cellphone repair. Business is focused primarily in Europe, Asia, South America and Mexico. The company also has a consumer market presence in North America through subsidiary company Royal Consumer Information Product Inc..

Revenues amounted to 332 million euros, a drop of 154 million euros (down 31.7%) on the first half of 2002. The gross operating result was 17 million euros (42 million euros for the first half of 2002); operating income amounted to a 3 million euro loss (compared with a 9 million euro profit for the first half of 2002). Capital expenditure amounted to 10 million euros (18 million euros for the first half of 2002). Company headcount stood at 3,036, a 1,491 reduction on the 31 December 2002 figure, following the transfer of 1,266 employees subsequent to the disposal of an installation in Mexico.

§

The first half 2003 results will be presented to the financial community during a conference call held tomorrow, on 3 September 2003, starting at 2:30 p.m. Members of the media are invited to listen in to the presentation by calling +39 06 33485042. It is not possible to submit questions.

If this time is inconvenient, members of the media may listen to the presentation by calling +39 06 334843 (enter access code 43977#).

Telecom Italia

Communication & Media Relations

Corporate Press Office

+39 06 3688 2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39 06 3688 2381 or 3378

www.telecomitalia.it/investor_relation

TELECOM ITALIA

Consolidated balance sheets

(millions of euro)		6.30.2003 (*) (a)	12.31.2002 (**) (b)	6.30.2002 (**)	Change (a-b)
A. INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS					
Intangible assets:					
▪ difference on consolidation		31.651	27.877	30.657	3.774
▪ other intangible assets		6.526	6.535	6.659	(9)
Fixed assets		18.737	19.449	20.628	(712)
Long-term investments:					
▪ equity investments and advances on future capital contributions		1.696	2.576	5.747	(880)
▪ other		1.168	1.424	865	(256)
	(A)	59.778	57.861	64.556	1.917
B. WORKING CAPITAL					
Inventories		636	584	839	52
Trade accounts receivable		8.586	8.418	8.905	168
Other assets		4.511	3.943	4.381	568
Trade accounts payable		(5.438)	(5.899)	(5.380)	461
Other liabilities		(8.172)	(7.559)	(8.480)	(613)
Reserves for employee termination indemnities and pensions and similar obligation		(1.435)	(1.431)	(1.524)	(4)
Capital and/or investment grants		(293)	(325)	(324)	32
Deferred tax assets net of reserve for income taxes		4.818	3.806	502	1.012
Other reserves for risks and charges		(5.431)	(5.375)	(3.085)	(56)
	(B)	(2.218)	(3.838)	(4.166)	1.620
C. NET INVESTED CAPITAL	(A+B)	57.560	54.023	60.390	3.537
Financed by:					
D. SHAREHOLDERS' EQUITY					
Parent Company interest		16.018	11.640	11.927	4.378
Minority interest		4.098	8.984	11.369	(4.886)
	(D)	20.116	20.624	23.296	(508)
E. MEDIUM/LONG TERM DEBT		33.464	33.292	34.810	172
F. NET SHORT-TERM FINANCIAL DEBT (LIQUIDITY)					
Short-term borrowings		7.347	6.827	8.277	520
Liquid assets and short-term financial receivables		(9.060)	(7.347)	(6.334)	(1.713)
Financial accrued expenses (income) and deferred expenses (income), net		408	627	341	(219)
	(F)	(1.305)	107	2.284	(1.412)
G. FINANCIAL DEBT REGARDING TO PTO AND WITHDRAWAL RIGHT		5.285	0	0	5.285
H. TOTAL NET FINANCIAL DEBT	(E+F+G)	37.444	33.399	37.094	4.045
I. TOTAL FINANCING	(D+H=C)	57.560	54.023	60.390	3.537

(*) The data take into account the merger of Telecom Italia S.p.A. into Olivetti S.p.A., the withdrawal right and PTO

(**) Olivetti Group historical data

Statements of cash flows of Telecom Italia S.p.A.

(millions of euro)		1st Half 2003 (*)
A. NET DEBT AT BEGINNING OF PERIOD		(30.622)
Net debt at beginning of period of merged company TiLab		(169)
B. ADJUSTED NET DEBT AT BEGINNING OF PERIOD		(30.791)
Operating income (loss) for the period		2.084
Depreciation of fixed assets/amortization of intangible assets		1.396
Investments in fixed assets and intangible assets (1)		(1.360)
Collection of capital and/or operating grants		3
Proceeds from sale of intangible assets and fixed assets		315
Change in operating working capital and other changes		(164)
C. OPERATING FREE CASH FLOW		2.274
Investment in long-term investments (1)		(5.668)
Proceeds from sale/redemption value of other assets		75
Change in non-operating working capital and other changes		(1.229)
D.		(6.822)
E. NET CASH FLOWS BEFORE DISTRIBUTION OF INCOME/RESERVES, CONTRIBUTIONS BY SHAREHOLDERS AND WITHDRAWAL RIGHT	(C+D)	(4.548)
F. DISTRIBUTION OF INCOME/RESERVES		(794)
G. CONTRIBUTIONS BY SHAREHOLDERS AND WITHDRAWAL RIGHT		0
H. CHANGE IN NET DEBT	(E+F+G)	(5.342)
I. NET DEBT AT END OF PERIOD	(B+H)	(36.133)

The change in net debt is the result of the following:

(millions of euro)	
Increase (decrease) in medium/long-term debt	(3.670)
Increase (decrease) in short-term borrowings	3.896
Increase regarding to PTO and withdrawal right	5.285
CHANGE IN NET DEBT	**5.511**

(1) Total cash used for investments can be analyzed as follows:

(millions of euro)	
Industrial investments:	1.360
- *fixed assets*	*1.070*
- *intangible assets*	*290*
Investment in long-term investments	5.668
CASH USED FOR INVESTMENTS	**7.028**

(*) The data take into account the merger of Telecom Italia S.p.A. into Olivetti S.p.A., the withdrawal right and PTO

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 2nd, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager